SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                          PEOPLES FINANCIAL CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.00 per share
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                         (Title of Class of Securities)

                                    71103A104
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                                 (CUSIP Number)

                                                                 with a copy to:
Jeffrey S. Halis                                          Robert G. Minion, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.A.
New York, New York  10022                                   65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                                  (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                               September 13, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Note: Six copies of this statement, including all exhibits, should be filed with with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1) Names of Reporting Persons (S.S. or I.R.S.  Identification Nos. of Above
        Persons):

                          Jeffrey S. Halis ###-##-####
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     2) Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)  Not
           (b) Applicable

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     3) SEC Use Only

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     4) Source of Funds (See Instructions): WC, PF

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     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
        2(d) or 2(e): Not Applicable
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     6) Citizenship or Place of Organization:

                                  United States

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         Number of               7) Sole Voting Power:                  132,384*
         Shares Beneficially        --------------------------------------------
         Owned by                8) Shared Voting Power:                     0
         Each Rerporting             -------------------------------------------
         Person With:            9) Sole Dispositive Power:             132,384*
                                    --------------------------------------------
                                10) Shared Dispositive Power:                0
                                    --------------------------------------------

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     11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    132,384*

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     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions):
                                 Not Applicable

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     13) Percent of Class Represented by Amount in Row (11): 8.9%*

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     14) Type of Reporting Person (See Instructions): IA, IN

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*    112,692  shares (7.5%) of Peoples  Financial  Corporation  common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 2,500 shares (0.2%) of Peoples Financial Corporation common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P. and Madison Avenue Partners, L.P., respectively. In addition, 17,192 shares (1.2%) of Peoples Financial Corporation common stock are owned jointly by Jeffrey Halis and his wife Nancy Halis. Jeffrey S. Halis possesses voting and investment control over the Peoples Financial Corporation securities owned jointly by him and Nancy Halis. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.   Security and Issuer.

          This statement  relates to the common stock,  no par value per share,
of  Peoples  Financial  Corporation,   whose  principal  executive  offices are
located at 211 Lincoln Way East, Massillon, OH 44646.



Item 2.  Identity  and  Background.

          The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P. and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey Halis and his wife Nancy Halis are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of Peoples Financial Corporation on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Peoples Financial Corporation on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of Peoples Financial Corporation by Jeffrey S. Halis and Nancy Halis jointly come from the personal assets of Jeffrey S. Halis and Nancy Halis.


Item  4.  Purpose  of  Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Tyndall Partners, L.P., Madison Avenue Partners, L.P., and Jeffrey S. Halis and Nancy Halis respectively. Mr. Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest  in  Securities  of the  Issuer.

     Based upon information provided by Peoples Financial Corporation's management in a press release dated September 13, 1996 there were issued and outstanding 1,491,012 shares of common stock of Peoples Financial Corporation. As of such date, Tyndall Partners, L.P. owned 112,692 of such shares, or 7.5% of those outstanding, Madison Avenue Partners, L.P. owned 2,500 of such shares, or 0.2% of those outstanding, and Jeffrey Halis and Nancy Halis jointly owned 17,192 of such shares, or 1.2% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Peoples Financial Corporation owned by each of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and jointly by Jeffrey Halis and Nancy Halis. The only transactions by each of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey Halis and Nancy Halis jointly in shares of common stock of Peoples Financial Corporation during the past sixty days were as follows (each of which were effected in ordinary brokers transactions):

                            A. Tyndall Partners, L.P.

      Date                          Quantity                               Price

                                   (Purchases)

    September 13, 1996               17,192                               $10.00
    September 13, 1996               95,500                               $10.76

                                    (Sales)

                                      NONE

                        B. Madison Avenue Partners, L.P.

      Date                          Quantity                               Price

                                   (Purchases)

    September 13, 1996                2,500                               $10.76

                                     (Sales)

                                      NONE

                        C. Jeffrey Halis and Nancy Halis

         Date                       Quantity                               Price

                                   (Purchases)

    September 13, 1996                17,192                              $10.00

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Peoples Financial Corporation between Jeffrey Halis and any person or entity.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

                                    Signature
                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                            October 9, 1996

                                            /s/ Jeffrey Halis
                                            ____________________________________
                                            Jeffrey   Halis, individually and as
                                            a  general partner of Halo Capital
                                            Partners,  L.P., the general partner
                                            of  each  of  Tyndall Partners, L.P.
                                            and Madison Avenue Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).